UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-40795

ON HOLDING AG

(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190

8005 Zurich, Switzerland

Tel: +41 44 225 1555

Fax: +41 44 225 1556

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Annual General Meeting Results

On May 25, 2023, On Holding AG (“On Holding”) held its Annual General Meeting of Shareholders. The amended Articles of Association are attached hereto as Exhibit 99.1. The final results of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2022

On Holding shareholders acknowledged the Annual Report and the Audit Reports and approved the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2022.

Agenda Item 2: Appropriation of 2022 Financial Results

On Holding shareholders approved that the profit for the year 2022 in the amount of KCHF 43,773.1 increases the “profit carried forward” from the financial year 2021 of KCHF 2,327.3, resulting in a new balance of “profit carried forward” of KCHF 46,100.4.

Agenda Item 3: Discharge of the Members of the Board of Directors and of the Executive Committee

On Holding shareholders approved the discharge of the members of the Board of Directors and of the Executive Committee of their liabilities for their activities in the 2022 financial year.

Agenda Item 4: Re-Election of Alex Perez as Proposed Representative of the Holders of Class A Shares on the Board of Directors

On Holding shareholders approved the re-election of Alex Perez as the proposed representative of the holders of Class A shares on the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Agenda Item 5: Re-Elections of the Members of the Board of Directors

On Holding shareholders approved the re-election of David Allemann, Amy Banse, Olivier Bernhard, Caspar Coppetti, Kenneth Fox, Alex Perez and Dennis Durkin as members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Agenda Item 6: Re-Elections of the Co-Chairmen of the Board of Directors

Agenda Item 6.1: Re-Election of David Allemann as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of David Allemann as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Agenda Item 6.2: Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of Caspar Coppetti as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Agenda Item 7: Re-Elections of the Members of the Nomination and Compensation Committee

On Holding shareholders approved the re-election of Kenneth Fox, Alex Perez and Amy Banse as members of the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Agenda Item 8: Re-Election of the Independent Proxy Representative

On Holding shareholders approved the re-election of Anwaltskanzlei Keller AG (CHE-194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024).

Agenda Item 9: Re-Election of Statutory Auditors

On Holding shareholders approved the re-election of PricewaterhouseCoopers AG (CHE-106.839.438), in Zurich, Switzerland, as statutory auditors of On Holding AG for a term of office of one year (until the Annual General Shareholders’ Meeting in 2024).

Agenda Item 10: Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee

Agenda Item 10.1: Consultative Vote on the 2022 Compensation Report

On Holding shareholders took note of and endorsed the 2022 Compensation Report.

Agenda Item 10.2: Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between the 2023 Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2024

On Holding shareholders approved the maximum aggregate compensation of CHF 4,000,000 for the non-executive members of the Board of Directors for the period between the 2023 Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2024.

Agenda Item 10.3: Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2024

On Holding shareholders approved the maximum aggregate compensation of CHF 23,000,000 for the members of the Executive Committee (including, where applicable, for their activities as executive members of the Board of Directors) for On Holding’s financial year 2024.

Agenda Item 11: Amendment of the Articles of Association

Agenda Item 11.1: Capital Band and Deletion of Authorized Share Capital

On Holding shareholders approved to delete art. 3b, 3c and 3d of the Articles of Association regarding the authorized share capital and to create a capital band for Class A shares and Class B shares by including the new art. 3b and 3c of the Articles of Association.

The replacement of the former art. 3b, 3c, and 3d of the Articles of Association with the new art. 3b and 3c of the Articles of Association was necessary to reflect that under the new Swiss corporate law, the authorized share capital will be replaced by the ability to create a capital band by including a respective provision in the Articles of Associations.

Agenda Item 11.2: Shares and Share Register

On Holding shareholders approved to amend art. 4 para. 1, art. 5 para. 3 and art. 6 para. 4 of the Articles of Association.

The changes to art. 4 para. 1 reflect the new legal terminology of art. 973c of the Swiss Code of Obligations. The changes to art. 5 para. 3 and art. 6 para. 4 result from the new additional grounds for which the registration of a shareholder may be refused in the share register under the new Swiss corporate law.

Agenda Item 11.3: General Shareholders’ Meeting (Powers, Convocation, Representation, Resolutions, Protocol and General Shareholders’ Meetings at Several Locations Simultaneously or in Hybrid Form)

On Holding shareholders approved to amend art. 7 para. 1, art. 8 para. 2, 5, 6 and 7, art. 10 para. 3 and 4, art. 11 para. 3, art. 12 para. 1 and 3 and art. 31 para. 1 of the Articles of Association.

The changes to art. 7, art. 8, art. 10, art. 11 and art. 12 align the Articles of Association with the new Swiss corporate law. Art. 7 para. 1 and art. 12 para. 3 reflect the new additional powers and qualified majorities of the General Shareholders’ Meeting. The changes in art. 8 and art. 31 para. 1 reflect the new formal requirements for the convocation of a General Shareholders’ Meeting and the new option for communication by electronic means. The revised art. 11 para. 3 clarifies that in addition to being held physically at one location or in a virtual form, the General Shareholders’ Meeting may also be held at several locations, abroad or in a hybrid form. The change in art. 10 para. 4 is editorial.

Agenda Item 11.4: Tasks, Meetings and Resolutions of the Board of Directors, Supplementary Amount of the Executive Committee, Mandates Outside of the Group and Certain Editorial Changes

On Holding shareholders approved to amend art. 13 para. 2, 5 and 6, art. 15 para. 1, 4 and 5, art. 17 para. 2, art. 20 para. 4, art. 21 para. 2, art. 22 para. 1 and 2, art. 23 para. 1, 3, 4, 5 and 6, art. 24 para. 3, as well as art. 32 and art. 33 of the Articles of Association.

The changes to art. 15 para. 1, para. 4 and para. 5 align the Articles of Association with the new law and to increase the flexibility of the Board of Directors in its resolutions. The revised art. 17 para. 2 reflects the additional powers of the Board of Directors under the new Swiss law. The amended art. 20 para. 4, art. 23 para. 1 and para. 3–5, art. 24 para. 3 reflect the revised Swiss corporate law. The changes to art. 22 para. 1 and para. 2 also result from the revised Swiss corporate law pursuant to which the additional amount may no longer be used for promotions within the Executive Committee. The changes to art. 13 para. 2, para. 5 and para. 6, art. 21 para. 2, art. 23 para. 6 and to the title of the new art. 32 are editorial. The former art. 32 has been deleted due to the expiry of time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON HOLDING AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: May 26, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	Articles of Association of On Holding AG as of May 25, 2023